SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 10)

                          SkyTerra Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                               Voting Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    83087K107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Joel B. Piassick
                       2100 Third Avenue North, Suite 600
                            Birmingham, Alabama 35203
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 30, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83087K107
          ---------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Harbinger Capital Partners Master Fund I, Ltd.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    28,829,397

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    28,829,397

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    28,829,397

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    46.2%

14. TYPE OF REPORTING PERSON*

    CO

CUSIP No. 83087K107
          ---------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Harbinger Capital Partners Offshore Manager, L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    28,829,397

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    28,829,397

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    28,829,397

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    46.2%

14. TYPE OF REPORTING PERSON*

    CO

CUSIP No. 83087K107
          ---------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    HMC Investors, L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    28,829,397

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    28,829,397

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    28,829,397

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                       [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    46.2%

14. TYPE OF REPORTING PERSON*

    CO

CUSIP No. 83087K107
          ---------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Harbinger Capital Partners Special Situations Fund, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    13,619,823

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    13,619,823

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    13,619,823

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    25.3%

14. TYPE OF REPORTING PERSON*

    PN

CUSIP No. 83087K107
          ---------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Harbinger Capital Partners Special Situations GP, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    13,619,823

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    13,619,823

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    13,619,823

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES* [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    25.3%

14. TYPE OF REPORTING PERSON*

    CO

CUSIP No. 83087K107
          ---------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    HMC - New York, Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    14,636,779

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    14,636,779

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    14,636,779

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    27.2%

14. TYPE OF REPORTING PERSON*

    CO

CUSIP No. 83087K107
          ---------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Harbert Management Corporation

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    14,636,779

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    14,636,779

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    14,636,779

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    27.2%

14. TYPE OF REPORTING PERSON*

    CO

CUSIP No. 83087K107
          ---------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Philip Falcone

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    43,466,176

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    43,466,176

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    43,466,176

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    63.8%

14. TYPE OF REPORTING PERSON*

    IN

CUSIP No. 83087K107
          ---------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Raymond J. Harbert

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    43,466,176

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    43,466,176

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    43,466,176

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    63.8%

14. TYPE OF REPORTING PERSON*

    IN

CUSIP No. 83087K107
          ---------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Michael D. Luce

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [X]

3.  SEC USE ONLY



4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    43,466,176

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    43,466,176

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    43,466,176

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    63.8%

14. TYPE OF REPORTING PERSON*

    IN

CUSIP No. 83087K107
          ---------

Item 1. Security and Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON JANUARY 30, 2009.
--------------------------------------------------------------------------------

Item 2. Identity and Background.

(a-c,f) This Schedule 13D/A is being filed by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), Harbinger Capital Partners Offshore
Manager, L.L.C. ("Harbinger Management"), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC Investors"), Harbinger Capital Partners Special Situations Fund, L.P. (the "Special Fund"), Harbinger Capital Partners Special Situations GP, LLC, the general partner of the Special Fund ("HCPSS"), HMC - New York, Inc., the managing member of HCPSS ("HMCNY"), Harbert Management Corporation ("HMC"), the parent of HMCNY, Philip Falcone, a member of HMC Investors, a shareholder of HMC and the portfolio manager of the Master Fund and the Special Fund, Raymond J. Harbert, a member of HMC Investors and a shareholder of HMC, and Michael D. Luce, a member of HMC Investors and a shareholder of HMC (each of the Master Fund, Harbinger Management, HMC Investors, HMC, Special Fund, HCPSS, HMCNY, Philip Falcone, Raymond J. Harbert and Michael D. Luce may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

The Master Fund is a Cayman Islands corporation with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop's Square, Redmond's Hill, Dublin 2, Ireland. Each of Harbinger Management, HMC Investors and HCPSS is a Delaware limited liability company. The Special Fund is a Delaware limited partnership. HMC is an Alabama corporation. HMCNY is a New York corporation. Each of Philip Falcone, Raymond J. Harbert and Michael D. Luce is a United States citizen. The principal business address for each of the Special Fund, HCPSS, HMCNY and Philip Falcone is 555 Madison Avenue, 16th Floor, New York, New York 10022. The principal business address for each of Harbinger Management, HMC Investors, HMC, Raymond J. Harbert and Michael D. Luce is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203.

(d, e) NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON JANUARY 30, 2009.
--------------------------------------------------------------------------------

Item 3. Source and Amount of Funds or Other Consideration.

Please see discussion in Item 4 below regarding the arrangements pursuant to which Harbinger (as defined below) provided the Escrow Agent (as defined below) funds required to purchase the Additional Shares (as defined below).

As of the date hereof the Master Fund may be deemed to beneficially own 28,829,397 Shares.

As of the date hereof Harbinger Management may be deemed to beneficially own 28,829,397 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 28,829,397 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 13,619,823 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 13,619,823 Shares.

As of the date hereof HMCNY may be deemed to beneficially own 14,636,779 Shares.

As of the date hereof HMC may be deemed to beneficially own 14,636,779 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 43,466,176 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 43,466,176 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 43,466,176 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
--------------------------------------------------------------------------------

Item 4. Purpose of Transaction.

ITEM 4 TO THE SCHEDULE 13D/A FILED BY THE REPORTING PERSONS ON JANUARY 30, 2009 IS AMENDED BY ADDING THE FOLLOWING TO THE END THEREOF:

Other than as expressly set forth in Item 4 herein, the Reporting Persons have no plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

As described in Item 4 of the Schedule 13D/A filed on January 30, 2009, Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund") and Harbinger Capital Partners Special Situations Fund, L.P. (the "Special Fund" and together with the Master Fund, "Harbinger") entered into an Escrow Agreement (as defined and described in Item 4 of the Schedule 13D/A filed on January 30, 2009) pursuant to which the Escrow Agent (as defined in Item 4 of the Schedule 13D/A filed on January 30, 2009) has agreed to acquire and hold securities of the Issuer, which securities, together with any distributions thereon, shall be considered the Wells Fargo Escrowed Property (as defined and described in Item 4 of the Schedule 13D/A filed on January 30, 2009). Harbinger may cause the Escrow Agent to acquire securities of the Issuer pursuant to private purchases, open-market transactions and one or more tender offers by providing the Escrow Agent with the funds necessary to effect such acquisitions, in each case, in accordance with the terms of the Escrow Agreement.

On January 30, 2009 and February 2, 2009, the Escrow Agent acquired an aggregate of 508,946 shares of voting common stock, par value $0.01 per share, of the Issuer (the "Additional Shares"). 433,946 of the Additional Shares were purchased on January 30, 2009 and 75,000 of the Additional Shares were purchased on February 2, 2009. The Additional Shares shall be considered part of the Wells Fargo Escrowed Property. The average price per share for the January 30, 2009, purchases was $3.33 per share, and the average price per share for the February 2, 2009 purchases was $3.23 per share. Such purchases were effected pursuant to a series of open-market transactions. Harbinger provided the Escrow Agent the funds to purchase the Additional Shares pursuant to the Escrow Agreement as described in Item 4 of the Schedule 13D/A filed on January 30, 2009.

In Item 4 of the Schedule 13D/A filed on January 30, 2009, Harbinger stated that the Escrow Agent purchased an aggregate of 990,698 shares of voting common stock, par value $0.01 per share, of the Issuer, of which 790,198 where purchased on January 29, 2008. The correct number of shares purchased by the Escrow Agent on January 29, 2008 is 690,198, and as such the aggregate number of shares of voting common stock, par value $0.01 per share, of the Issuer, purchased by the Escrow Agent and as stated in Item 4 of the Schedule 13D/A filed on January 30, 2009 should be 890,698.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Board of Directors, other significant stockholders and others regarding alternatives that the Issuer could employ to increase stockholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own and/or change the number of shares the Escrow Agent may be deemed to beneficially own.

The Reporting Persons reserve the right to act in concert with any other stockholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of actions to the Issuer's management, the Board of Directors, the Issuer's stockholders and others.
--------------------------------------------------------------------------------

Item 5. Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 28,829,397 Shares, constituting 46.2% of the Shares of the Issuer, based upon 62,334,847* Shares outstanding as of the date of this filing.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 28,829,397 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 28,829,397 Shares.

As used herein, the term Escrowed Property shall include the Wells Fargo Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on January 30, 2009) and the Escrowed Property (as defined in Item 4 of the Schedule 13D/A filed on April 9, 2008). The Master Fund specifically disclaims beneficial ownership of the Escrowed Property until such time as the Escrowed Property is delivered and transferred to the Master Fund.

(a, b) As of the date hereof, Harbinger Management may be deemed to be the beneficial owner of 28,829,397 Shares, constituting 46.2% of the Shares of the Issuer, based upon 62,334,847* Shares outstanding as of the date of this filing.

Harbinger Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 28,829,397 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 28,829,397 Shares.

Harbinger Management specifically disclaims beneficial ownership of the Escrowed Property (as defined herein) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 28,829,397 Shares, constituting 46.2% of the Shares of the Issuer, based upon 62,334,847* Shares outstanding as of the date of this filing.

HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 28,829,397 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 28,829,397 Shares.

HMC Investors specifically disclaims beneficial ownership of the Escrowed Property (as defined herein) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 13,619,823 Shares, constituting 25.3% of the Shares of the Issuer, based upon 53,852,005* Shares outstanding as of the date of this filing.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 13,619,823 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 13,619,823 Shares.

The Special Fund specifically disclaims beneficial ownership of the Escrowed Property (as defined herein) until such time as the Escrowed Property is delivered and transferred to the Special Fund.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 13,619,823 Shares, constituting 25.3% of the Shares of the Issuer, based upon 53,852,005* Shares outstanding as of the date of this filing.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 13,619,823 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 13,619,823 Shares.

HCPSS specifically disclaims beneficial ownership of the Escrowed Property (as defined herein) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund.

(a, b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 14,636,779 Shares, constituting 27.2% of the Shares of the Issuer, based upon 53,852,005* Shares outstanding as of the date of this filing.

HMCNY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 14,636,779 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 14,636,779 Shares.

HMCNY specifically disclaims beneficial ownership of the Escrowed Property (as defined herein) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund.

(a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 14,636,779 Shares, constituting 27.2% of the Shares of the Issuer, based upon 53,852,005* Shares outstanding as of the date of this filing.

HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 14,636,779 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 14,636,779 Shares.

HMC specifically disclaims beneficial ownership of the Escrowed Property (as defined in herein) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 43,466,176 Shares, constituting 63.8% of the Shares of the Issuer, based upon 68,100,274* Shares outstanding as of the date of this filing.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 43,466,176 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 43,466,176 Shares.

Mr. Falcone specifically disclaims beneficial ownership of the Escrowed Property (as defined herein) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 43,466,176 Shares, constituting 63.8% of the Shares of the Issuer, based upon 68,100,274* Shares outstanding as of the date of this filing.

Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 43,466,176 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 43,466,176 Shares.

Mr. Harbert specifically disclaims beneficial ownership of the Escrowed Property (as defined herein) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 43,466,176 Shares, constituting 63.8% of the Shares of the Issuer, based upon 68,100,274* Shares outstanding as of the date of this filing.

Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 43,466,176 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 43,466,176 Shares.

Mr. Luce specifically disclaims beneficial ownership of the Escrowed Property (as defined herein) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund.
--------------------------------------------------------------------------------

* The number of outstanding shares is based on the 48,086,578 voting shares as reported by the Company as of the date of this filing, adjusted for warrants held by the Reporting Persons.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons in the past sixty days are set forth in Exhibit B.
--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON JANUARY 30, 2009.
--------------------------------------------------------------------------------

Item 7. Material to be Filed as Exhibits.

THE FOLLOWING MATERIALS ARE FILED AS EXHIBITS TO THIS SCHEDULE 13D/A:
Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares of the Issuer

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
-----------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
-----------------------------

HMC Investors, L.L.C.

By: /s/ Joel B. Piassick
-----------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ Joel B. Piassick
-----------------------------

Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ Joel B. Piassick
-----------------------------

HMC - New York, Inc.

By: /s/ Joel B. Piassick
-----------------------------

Harbert Management Corporation

By: /s/ Joel B. Piassick
-----------------------------

/s/ Philip Falcone
-----------------------------
Philip Falcone

/s/ Raymond J. Harbert
-----------------------------
Raymond J. Harbert

/s/ Michael D. Luce
-----------------------------
Michael D. Luce

February 3, 2009

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A

                                   AGREEMENT

The undersigned agree that this Schedule 13D, Amendment No. 10, dated February 3, 2009 relating to the Voting Common Stock of Skyterra Communications, Inc. shall be filed on behalf of the undersigned.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
-----------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
-----------------------------

HMC Investors, L.L.C.

By: /s/ Joel B. Piassick
-----------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ Joel B. Piassick
-----------------------------

Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ Joel B. Piassick
-----------------------------

HMC - New York, Inc.

By: /s/ Joel B. Piassick
-----------------------------

Harbert Management Corporation

By: /s/ Joel B. Piassick
-----------------------------

/s/ Philip Falcone
-----------------------------
Philip Falcone

/s/ Raymond J. Harbert
-----------------------------
Raymond J. Harbert

/s/ Michael D. Luce
-----------------------------
Michael D. Luce

February 3, 2009

                                                                       Exhibit B

                                     Exhibit B

                      Transactions in the Voting Common Stock
                      ---------------------------------------

TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

Date of                      Number of Shares               Price per Share
Transaction                    Purchase/(Sold)

                                    None

TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

Date of                       Number of Shares              Price per Share
Transaction                    Purchase/(Sold)

                                    None

                             Transactions in Warrants
                             ------------------------

TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

Date of                        Number of Shares             Price per Share
Transaction                    Purchase/(Sold)

                                    None

TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

Date of                        Number of Shares             Price per Share
Transaction                    Purchase/(Sold)

                                    None


SK 03773 0003 961260